                                       NEWS RELEASE

Immediate
Christopher Henkes
262.636.1609
c.j.henkes_at_na.modine.com

Modine Board promotes Rayburn to President and CEO and elects him to the Board of Directors

                RACINE, Wis., January 15, 2003 - The Modine Manufacturing Company (NASDAQ: MODI) Board of Directors announced today at its regular board meeting that David B. Rayburn was promoted to President and Chief Executive Officer and elected to the board. Mr. Rayburn will report to Donald R. Johnson who will continue as Chairman of the Board.

                Mr. Rayburn was promoted to his current position of President and Chief Operating Officer in April 2002. He joined Modine in 1991 as Vice President and General Manager of the Heavy-Duty and Industrial Division. In November 1993, he was named Vice President and General Manager of Modine's Automotive Division. In October 1994, he became Group Vice President, Highway Products. In March 1998, he was promoted to Executive Vice President, responsible for operations as well as corporate-wide quality and information service functions.

                Prior to joining Modine, Mr. Rayburn was Director of Manufacturing for the Off-Highway Product and Drive Line Division of the Automotive Operations Group of Rockwell International. Since 1970, he served in a variety of plant and division management functions there.
                Born on May 24, 1948, in Gallipolis, Ohio, Mr. Rayburn received his B.S. degree in Industrial Engineering from Penn State University in 1970. He earned his M.B.A. in management from Xavier University in 1979.

                Mr. Rayburn is a member of the Society of Automotive Engineers, and is on the Board of Directors of Marshall & Illsley Bank in Racine, Twin Disc, Jason Holdings Inc., and the Racine Area Manufacturers and Commerce (RAMAC).

                Modine specializes in thermal management, bringing heating and cooling technology to diversified markets. Modine's products are used in light, medium, and heavy-duty vehicles, HVAC equipment, industrial equipment, refrigeration systems, fuel cells and electronics. Modine can be found on the Internet at www.modine.com.